ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
	20070287432-45
Ross Miller	Filing Date and Time
Secretary of State	04/25/2007 3:15 PM
State of Nevada	Entity Number
	C2429-2004

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Streamscape Minerals, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

First. The name of the Corporation is VeruTEK Technologies, Inc.

Fourth: The total number of common stock authorized that may be issued by the Corporation is One Hundred Fifty Million (150,000,000) shares of stock ("Common Stock") with a par value of one tenth of one cent ($0.001) per share and Ten Million (10,000,000) shares of preferred stock ("Preferred Stock") with a par value of one tenth of one cent ($.001) per share. The corporation may from time issue said shares for such consideration as the Board of Directors may fix. The Board of Directors of the Corporation is hereby expressly authorized, by resolution or resolutions from time to time adopted, to provide, out of the unissued shares of Preferred Stock, for the issuance of the Preferred Stock in one or more classes or series. Before any shares of any such class or series are issued, the Board of Directors shall fix and state, and hereby is expressly empowered to fix, by resolution or resolutions, the designations, preferences, and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereon.

Continued on Attachment A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 55.481%

4. Effective date of filing (optional): April 30, 2007

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Attachment A to the Certificate of Amendment of Incorporation of Streamscape Minerals, Inc.

Paragraph 2 continued:

Every 4.462 outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in this Certificate of Incorporation, as amended. No fractional share shall be issued in connection with the foregoing combination. All fractional shares shall be rounded up to the next whole number of shares. The capital of the Corporation will not be reduced under or by reason of any amendment herein certified.